Exhibit 10.10

PERSONAL & CONFIDENTIAL

October 27, 2017

Dennis Fehr

Friedrich-Overbeck-Str. 4, 90455 Nürnberg

Dear Dennis,

I am pleased to confirm an offer from Siemens to you to become employed by Fluence Energy, LLC (“Fluence”) as Chief Financial Officer, based in Arlington, VA and reporting to Stephen Coughlin, Chief Executive Officer or his designee, subject to and upon the successful closing of the transaction between Siemens and The AES Corporation that forms and organizes Fluence. As you are currently employed by Siemens, your future employment with Fluence will not be subject to an additional reference or background check. This offer is contingent upon obtaining all necessary documents that will authorize your employment in the United States prior to your start date. The Human Resources department will coordinate the immigration process and keep you informed of the status.

You will be required to sign a Confidentiality and Proprietary Information Agreement prior to beginning employment with Fluence. In this position you will participate in, or be eligible for, the compensation and benefits outlined below and evaluated by current market data for your position as Chief Financial Officer for Fluence. The employment offer discussed in this letter is conditioned upon you remaining employed with Siemens at the time of the closing of the transactions forming and organizing Fluence. Shortly after such closing, it is expected that your employment with Siemens would be terminated and you would immediately thereafter be hired by Fluence. Your expected start date would be in January of 2018.

COMPENSATION AND BENEFITS

Base Salary: As Chief Financial Officer in Fluence, your initial base salary will be $275,000 USD. You will be paid monthly and your base salary will be reviewed annually in accordance with the Fluence policy and practice once established. You will be eligible for a salary adjustment in January 2019.

Annual Incentive Plan: As Chief Financial Officer, your annual bonus target will be 50% of your annual base salary earnings during the year. Bonuses will be awarded based upon annual individual performance and business performance measured against established objectives and they are typically paid in the first quarter following the end of each fiscal year. You will be evaluated for potential receipt of a pro rata annual bonus during the first quarter of 2019 based on 2018 personal performance and business performance. Your potential receipt of an annual bonus is subject to the discretion of Fluence and the amount of any award made to you will depend on a number of factors in addition to your individual performance, including your employment by Fluence at the time that such awards are made.

Benefits: You are eligible to participate in Fluence’s Health and Welfare Benefits Programs and Fluence’s short-term and long-term disability, accidental death and dismemberment, and life insurance plans, beginning on your first day of employment. Your portion of the cost will be made through automatic pre-tax and post-tax payroll deductions. Please note, if you do not enroll for medical and/or dental coverage within your first 30 days of employment, you will not have coverage for 2018.

Fluence Savings Plan: Upon transfer to Fluence, you will be eligible to participate in The Fluence Savings Plan which is a 401(k) plan after you receive your first paycheck. You may contribute up to 20% of your gross salary to your account in accordance with the terms and conditions of the Fluence Savings Plan and you will receive a company matching contribution of 100% of your contributions up to 5% of your gross salary.

Long Term Incentive Award: As Chief Financial Officer, you will be eligible for an annual long term performance cash incentive award under the LTI Plan with a target value equal to 50% of your annual base salary. The plan expected to be adopted is The Fluence Energy 2018 Annual Long Term Compensation Plan. Your potential receipt of such an award is subject to the terms and conditions of the long term incentive plan in place at the time any such grant is made to you and the discretion of Fluence Management. The amount of any such award will depend on a number of factors including your individual contribution to Fluence and your continued employment by Fluence at the time such awards are granted.

Performance Interests Plan Award: You are also eligible for a unique program being offered to key employees at the inception of Fluence. This Performance Interest Plan is a one-time award opportunity intended to reward key members of management with a highly competitive incentive plan based upon creation of value for the shareholders as measured by the strategic business plan over a 6-year period (2018 – 2023). You will be eligible for 12,000 units in the plan which will be subject to the terms and conditions of the Fluence Energy Performance Interests Plan.

Relocation: We will pay your reasonable relocation expenses according to the Siemens International Relocation Foreign Local Hire Policy. If you voluntarily terminate your employment with Fluence prior to completing 24 months of service following your start date with Fluence, you will be required to reimburse Fluence for your relocation expenses including the related taxes and deductions. Please refer to the Relocation Policy Package for more information. Relocation is intended to be completed to the Northern Virginia area. Your relocation must be completed and relocation benefits used within one year of your placement on US payroll.

ACCEPTANCE PROCESS

Dennis, your experience and background will be an asset to this position, and we look forward to you joining the leadership team of Fluence and working together to lead the energy storage market.

To confirm your acceptance of this offer, please call or email me and then sign and email a copy of all pages of this letter to Human Resources, attention of Darren Alfano by November 14th, 2017. If you have any questions concerning the terms of this offer, please do not hesitate to contact me.

Dula Brian	Digitally signed by Dula Brian
DN: serialNumber=Z000DBUJ,
givenName=Brian, sn=Dula,
o=Siemens, cn=Dula Brian
Date: 2017.10.27 13:30:37 -04'00'

Siemens Medium

Vice President of Medium Voltage

Brian Dula

Dennis Fehr